AMS Homecare Inc.

Consolidated

Financial Statements

(expressed in Canadian dollars)

February 29, 2004, 2003 and 2002

AMS Homecare Inc.

Consolidated Financial Statements

(expressed in Canadian dollars)

Years Ended February 29, 2004, 2003 and 2002

Contents

Page

Auditors’ Report

1

Consolidated Balance Sheets

2

Consolidated Statements of Earnings

3

Consolidated Statements of Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6-23

Chartered Accountants

A Partnersh ip of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of AMS Homecare Inc.:

     We have audited the consolidated balance sheet of AMS Homecare Inc. as at February 29, 2004 and the consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2004 and the results of its operations, and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

     The consolidated financial statements as at February 28, 2003 and for the years ended February 28, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 2, 2003.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC

June 4, 2004

AMS Homecare Inc.

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at February 29

2004

2003

Assets
Current
Receivables	$623,701	$374,660
Inventories	999,303	875,663
Prepaids	106,581	48,626

	1,729,585	1,298,949

Plant and equipment (Note 4)	49,580	39,098
Intangible assets (Note 5)	74,001	78,651

	$1,853,166	$1,416,698

Liabilities
Current
Bank demand loan (Note 6)	$779,491	$404,135
Payables and accruals	157,425	403,562
Current portion of long term debt (Note 7)	45,795	39,538
Income taxes payable	1,200	-

	983,911	847,235

Long term debt (Note 7)	161,694	207,489
Due to shareholders (Note 8)	442,257	352,395

	1,587,862	1,407,119

Shareholders’ Equity
Capital stock (Note 9)	75,400	75,400
Retained earnings (deficit)	189,904	(65,821)

	265,304	9,579

	$1,853,166	$1,416,698

Commitments (Note 12, 13 & 16)

Contingencies (Note 17)

Approved on behalf of the Board

     “Jan Karnik”     Director

“Rani Gill”     Director

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Earnings

(expressed in Canadian dollars)

For the Years Ended February 29,

                                                                                                  2004                      2003                      2002

Sales	$4,394,857	$2,691,777	$2,998,512

Cost of sales	2,741,246	1,729,701	2,170,644
Gross profit	1,653,611	962,076	827,868

Expenses
Selling
Advertising and promotion	54,706	81,871	81,243
Communication	37,075	25,184	23,662
Freight and delivery	78,761	55,140	78,413
Salaries and benefits	292,544	216,452	211,761
Stationery and supplies	14,804	10,031	8,494
Travel	75,624	58,225	66,337
	553,514	446,903	469,910
General
Bad debts	19,051	8,234	24,912
Amortization	41,436	21,310	18,180
Insurance	32,446	44,594	27,312
Interest and bank charges	141,015	59,662	45,117
Occupancy	152,639	93,795	82,069
Office and supplies	33,405	20,244	14,560
Professional fees	124,636	161,275	52,705
Public relations	8,050	33,000	-
Salaries and benefits	231,719	260,987	252,809
Transfer agent and regulatory	18,393	23,345	-
Travel	43,365	14,160	-
	846,155	740,606	517,664

Total expenses	1,399,669	1,187,509	987,574

Income (loss) before other income and income taxes	253,942	(225,433)	(159,706)

Other income	2,983	-	1,006

Earnings (loss) before income taxes	256,925	(225,433)	(158,700)

Income taxes (recovery) (Note 10)	1,200	12,000	(2,986)

Net earnings (loss)	$255,725	$(237,433)	$(155,714)

Weighted average common shares outstanding	46,398,891	45,645,101	30,000,000

Earnings (loss) per share, basic and fully diluted	$0.01	$(0.01)	$(0.01)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

Years Ended February 29, 2004, 2003 and 2002

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total

Balance, February 28, 2001	2,100	$400	$532,741	$533,141

Common stock of AMS Homecare Inc. (“AMS”), before reverse take over	13,965,558	4,022,709	-	4,022,709

Acquisition of AMS in a reverse take over (Note 3)	30,000,000	-	(205,415)	(205,415)

Reverse take over adjustment	(2,100)	(4,022,709)	-	(4,022,709)

Net loss, year ended February 28, 2002	-	-	(155,714)	(155,714)

Balance, February 28, 2002	43,965,558	400	171,612	172,012

Issue of shares for finder’s fee (Note 3)	1,750,000	-	-	-

Issue of units for cash (Note 9)	250,000	25,000	-	25,000

Conversion of warrants into common shares (Note 9)	100,000	-	-	-

Issue of units for cash (Note 9)	333,333	50,000	-	50,000

Net loss, year ended February 28, 2003	-	-	(237,433)	(237,433)

Balance, February 28, 2003	46,398,891	75,400	(65,821)	9,579

Net earnings, year ended February 29, 2004			255,725	255,725

Balance, February 29, 2004	46,398,891	$75,400	$189,904	$265,304

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the Years Ended February 29,

                                                                                                   2004                     2003                        2002

Cash derived from (applied to)

Operating
Net earnings (loss)	$255,725	$(237,433)	$(155,714)
Amortization	41,436	21,310	18,180
Gain on sale of capital assets	(1,424)	-	-
Changes in non-cash operating working capital (Note 11)	(675,573)	(148,902)	(388,553)
	(379,836)	(365,025)	(526,087)
Financing
Bank demand loan	375,356	16,747	335,883
Long term debt	-	247,027	-
Repayment of Term debt	(39,538)	-	-
Advances from shareholders	89,862	100,000	276,935
Repayments to shareholders	-	-	(24,540)
Capital stock issued	-	75,000	-
	425,680	438,774	588,278

Investing
Acquisition of equipment	(35,765)	-	(1,106)
Proceeds from sale of equipment	17,017	-	-
Intangible assets	(27,096)	(73,905)	(3,183)
Acquisition costs	-	-	(59,951)
Cash acquired on acquisition of AMS (Note 3)	-	-	88
	(45,844)	(73,905)	(64,152)

Net decrease in cash	-	(156)	(1,961)

Cash, beginning of year	-	156	2,117

Cash, end of year	$-	$-	$156

Non-cash investing and financing items not included in cash flows
Shares issued in reverse take over (Note 3)	$-	$-	$(205,415)

Supplemental cash flow information
Interest paid	$105,885	$35,486	$24,620

Taxes paid	$-	$20,909	$77,113

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

1.

Operations

The company completed a reverse take-over on February 28, 2002 (Note 3).  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”) ) (Note 3)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Summary of significant accounting policies

Basis of presentation

The accounting parent in the February 28, 2002 reverse take-over is the combined entity consisting of 393231, Ambassador and Shoprider Canada.  These financial statements are presented from the perspective of this combined entity.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.), 393231 B.C. Ltd., Ambassador Holdings Incorporated and Shoprider Canada Mobility Product Partnership.  The accounting principles used conform in all material respects to those generally accepted in the United States of America except as disclosed in Note 19.  All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates

Preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year.  Actual results could differ from those reported.

Revenue recognition

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

2.

Summary of significant accounting policies, (Continued)

Co-operative advertising credits

The company records co-operative advertising credits as they are earned by its customers.  These credits are included in advertising and promotion expenses.

Research and product development

Research costs are expensed as incurred.  Product development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process, and funding for continued development is available.  In these circumstances, the costs are deferred and amortized on a systematic basis once the Company has commenced selling the developed product.  Should the conditions for deferral cease to exist, such deferred costs are charged as a period expense.

Inventories

Inventories, which are predominately finished goods, are valued at the lower of cost and net realizable value.  Cost is determined using a weighted moving average calculation method.

Plant and equipment

Plant and equipment assets are recorded at cost less accumulated amortization, and amortization is calculated on the declining balance method at the following rates:

Automobile

30%

Office furniture and equipment

20%

Warehouse equipment

30%

Leasehold improvements

20%

Computer hardware

30%

Computer software

50%

Distribution rights

The distribution rights acquired in the Three Kay Enterprises Inc. asset acquisition (Note 3) have been capitalized and will be amortized over the term of the distribution agreement which is five years.  Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period in which such a write-down is warranted.

Trademarks

Trademarks consist of legal fees incurred to register certain corporate trademarks. These trademarks are amortized over 60 months on a straight line basis.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

2.

Summary of significant accounting policies, (Continued)

Financing costs

The financing costs are amortized over the term of the loan on a straight-line basis.

Intellectual property

Intellectual property is to be amortized over ten years on a straight-line basis.  The company will review the property for impairment in its value and will record an impairment adjustment in the year in which such a write-down is identified.

Foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates.

Revenues and expenses are translated at average monthly rates for the month in which the transactions occurred.  Any resulting gains or losses are included in earnings (loss) for the year.

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding.  The effect of unexercised warrants totalling 250,000 (February 28, 2003:  250,000), convertible into 250,000 common shares are not reflected in calculating earnings per share for the year ending February 29, 2004 and loss per share for the years ending February 28, 2003 an February 28, 2002, respectively, as the effect would be anti-dilutive.

Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.  Bank borrowings are considered to be financing activities.

Stock-based compensation

In fiscal 2003, the company adopted the new recommendations of the CICA for accounting for stock-based compensation.  No compensation expense is recognized on either the grant or exercise of an option under the plan.  Upon exercise, the transaction is recorded as an issuance of capital stock for cash on exercise of stock options. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

3.

Acquisition

Reverse take-over

On February 28, 2002, the company acquired the business of Shoprider Canada by acquiring all of the issued and outstanding shares of 393231 and Ambassador.  As a result of this transaction, 393231 and Ambassador became wholly-owned subsidiaries of the company, and the former shareholders of 393231 and Ambassador in turn own the majority of the issued and outstanding shares of the company.  The transaction is therefore a reverse take-over and has been accounted for by the purchase method, with the combined entity consisting of 393231, Ambassador and Shoprider Canada being the acquirer for accounting purposes.  This acquisition has been recorded at the book value of the accounting acquiree (the company) on the acquisition date.  The net liabilities assumed by this combined entity in this reverse take-over were:

Assets acquired
Cash	$88
Other current assets	16,508
Property and equipment	3,505

20,101
Liabilities assumed
Payables and accruals	165,565

Net liabilities assumed	$(145,464)

Purchase price consists of:
30,000,000 common shares of AMS Homecare Inc.	$(205,415)
Acquisition costs	59,951

$(145,464)

A finder’s fee of 1,750,000 of the company’s common shares was authorized subsequent to February 28, 2002.  These shares were issued in June 2002 to the current CEO of the company.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement and will be released from escrow evenly over a 72-month period. 1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following. The release of these shares from escrow is not subject to the verification of any representation and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador.  The 10,000,000 shares will be issued only in the event that Shoprider Canada’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

3.

Acquisition, (Continued)

Three Kay Enterprises Inc.

Pursuant to a Share Purchase Agreement entered into on June 7, 2002, the company acquired all the issued and outstanding shares of Three Kay Enterprises Inc. (“Three Kay”).  Three Kay holds the exclusive North American distribution rights for certain medical products.  Under these distribution agreements, Three Kay must purchase a minimum of U.S. $100,000 of products in the first year with minimum purchases in subsequent years to be agreed on with the producers of the medical products.  This acquisition has been accounted for as an asset purchase.

The shares of Three Kay were purchased for $50,000 which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company’s common shares.  On February 10, 2003, Three Kay changed its name to AMS Homecare Canada Inc..

IER Systems

During the year the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$20,000
Plant and equipment	7,000
Intellectual property	3,000

Total	$30,000

These are included in the assets of the company as at February 29, 2004.  The purchase price of these assets was $30,000 in cash and $40,000 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

4.        Plant and equipment

			2004	2003	2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
Automobile	$15,867	$2,380	$13,487	5,791	$8,273
Office furniture and equipment	40,778	29,264	11,514	11,497	14,372
Warehouse equipment	21,150	17,951	3,199	4,570	6,529
Leasehold improvements	-	-	-	9,800	12,251
Computer hardware and software	66,851	45,471	21,380	7,440	10,627

	$144,646	$95,066	$49,580	39,098	$52,052

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

5.  Intangible assets

			2004	2003	2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
Distribution rights	$50,000	$15,000	$35,000	$45,000	$-
Trademarks	17,958	5,767	12,191	11,217	-
Financing costs	30,000	19,334	10,666	9,332
Intellectual property	3,042	-	3,042
Product development costs	13,102	-	13,102	13,102	13,102

	$114,102	$40,101	$74,001	$78,651	$13,102

6.

Bank demand loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,000,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum (effective rate of 5.25% at February 29, 2004).  The security includes a first floating charge over all assets and an assignment of inventories. This facility contains certain covenants with respect to total liabilities to tangible net worth.  As at year end, the company was in compliance with respect to these covenants.

7.  Long term debt

	2004	2003	2002
Long term debt	$207,489	$247,027	$-
Less current portion	45,795	39,538	-

	161,694	$207,489	$-

Long term debt consists of a 60-month loan, maturing November 2007, bearing interest at prime plus 10.5%, repayable in blended monthly payments of $6,159.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and one of the Directors.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.  As at year-end the company was in compliance with respect to these covenants.

Principal repayments of the Long term debt are as follows:

2005	$45,795
2006	53,255
2007	61,816
2008	46,623

$207,489

8.

Due to shareholders

Advances received from shareholders are due on demand and are unsecured.  Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S. $2,800 per month to the shareholders, an effective interest rate of 10%.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

9.

Capital stock

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,398,891 Common Shares ( 2003:  46,398,891; and  2002:  43,965,588)

During March 2002, the company completed a 250,000 unit, private placement raising $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

In April 2002, 100,000 special warrants were converted into the company’s common shares.  These special warrants are included in the February 28, 2002 balance of 3,070,000 warrants and these special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

In August 2002, the company received proceeds for the issuance of 333,333 shares to the vendor of Three Kay Enterprises Inc.  These shares were issued in October 2002. (Note 3).

Stock Options and Warrants:

The continuity of share purchase options is as follows:

	2004		2003
	Number of Options	Average Price	Number of Options	Average Price

Outstanding, beginning of year	2,450,000	$ -	-	$ -

Adjustments for non-issuance	(320,000)	-	-	-

Granted during the year	-	-	2,450,000	0.25

Outstanding, end of year	2,130,000	$ 0.25	2,450,000	$ 0.25

Contractual remaining life in years		4.92		4.92

The company applies the intrinsic value based method of accounting for stock-based compensation granted to employees and directors.  Accordingly, no compensation expense has been recognized for stock options granted to employees and directors.  Had compensation expense been determined based on the fair value at grant date for stock options, the company’s net earnings and net earnings per share would have been decreased to the pro-forma amounts indicated below:

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

9.

Capital stock, (Continued)

Stock Options (Continued)

	2004	2003
Net earnings (loss)
As reported	$255,725	$(237,433)
Pro forma	$193,367	(247,826)
Net earnings (loss) per share, basic and fully diluted
As reported	$0.01	$(0.01)
Pro forma	$0.01	$(0.01)

The fair value of the options granted was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4.16%, a dividend yield of 0%, expected volatility of 135% and expected option life of

5 years.

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise price	Outstanding February 28, 2003	Issued	Expired/ Exercised	Outstanding February 29, 2004
March 24, 2004	$0.14	250,000	-	-	250,000
		250,000	-	-	250,000

For subsequent events, see note 16.

Share repurchase option

The company has an option solely at its discretion to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over disclosed in Note 3.  This option is exercisable in the event that the company’s president voluntarily terminates her employment with the company in advance of February 28, 2006. The repurchase price is $0.10 per share and expires on February 28, 2006.

10.

Income taxes

The components of the future income tax assets and liabilities at February 29, 2004 and 2003 are as follows:

		2004		2003
Plant and equipment		$2,500		$10,000
Intangible assets		(1,000)		(8,000)
Non-capital losses		-		153,000
		1,500		155,000
Valuation allowance		(1,500)		(155,000)

	$	Nil	$	Nil

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

10.

Income taxes, (Continued)

The company’s non-capital losses that, if not used, will expire as follows:

2011	$2,000

The potential future tax benefit that may be derived from these losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient future income will be earned to realize those benefits.  Also, the availability of the above deductions for income tax purposes may be restricted if there is a change in control of the company.

The following schedule reconciles the expected statutory tax provision with the tax provision recorded in these consolidated financial statements:

	2004	2003	2002

Net earnings (loss), before income taxes	$256,925	$(225,433)	$(158,700)

Effective tax rate	38%	40%	45%

Expected provision	$97,632	$(90,173)	$(70,812)
Utilization of non-capital losses	(106,320)	-	(34,900)
Late filing penalty	-	-	29,000
Temporary timing differences	9,888	15,250	(38,484)
Valuation allowance	-	86,923	112,210

	$1,200	$12,000	$(2,986)

11.

Changes in non-cash operating working capital

	2004	2003	2002

Receivables	$(249,041)	$79,347	$(129,008)
Inventories	(123,640)	(82,278)	(411,346)
Prepaids	(57,955)	(21,508)	(4,110)
Due from shareholders	-	-	79,594
Payables and accruals	(246,137)	(115,754)	160,241
Income taxes	1,200	(8,709)	(83,924)

	$(675,573)	$(148,902)	$(388,553)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

12.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$76,981
2006	74,788
2007	74,788
2008	74,788

$301,345

13.

Commitments

(1)

In October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership (“LP”) pursuant to which the LP has committed to purchase up to $5,000,000 of the company’s common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company’s common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange.

(2)

The company has outstanding letters of credit for inventory in the amount of $84,418 as at February 29, 2004.

(3)

On May 8, 2003, the company entered into a one-year agreement with an Investor Relations firm to provide investor relation services for approximately $1,000 per month.  On March 9, 2004, the company retained the additional services of the firm to provide the company with a Broker Investor Relations Program for $4,000 per month, plus the option to purchase 400,000 shares of the company in equal quarterly increments over the next 12 months.  The strike price for these options is CDN $0.20, $0.25, $0.30, and $0.35.

(4)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States. The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at February 29, 2004, the acquisition and the financing have not been closed.

14.

Financial instruments and risk management

Fair value

The company has various financial instruments including cash, receivables, payables and accruals, and long term debt.  It is not practicable to estimate the fair value of the amounts due from related parties or due to shareholders.  The fair value of all other financial instruments approximates their recorded amounts.

Credit risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

14.

Financial instruments and risk management, (Continued)

Foreign exchange risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  AMS does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest rate risk

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates. This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  A variation of 1% in bank interest rates would impact the company’s statement of earnings by approximately $10,000 per annum.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

15.

Economic dependence

Approximately 86% (February 28, 2003:  95%; February 28, 2002:  97%) of sales are from products provided by the company’s largest supplier.

16.

Subsequent events:

Subsequent to year end:

(a)

On March 8, 2004, the company announced that it had received its OTC Bulletin Board trading symbol (AHCKF) and will commence trading of its common stock on the OTCBB.

(b)

On March 9, 2004, the company announced that it had retained the additional services of an Investor Relations firm to provide the company with a Broker Investor Relations Program.

(c)

On March 16, 2004, the company announced that a shareholder had exercised 250,000 share purchase warrants entitling the shareholder to purchase 250,000 common shares at a price of fourteen cents per share.

(d)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the field of implantable sensors related to patient monitoring.

(e)

On May 5, 2004, the company announced the approval by Health Canada of the company’s applications for the issuance of the Drug Identification Numbers (DIN) for the patented liquid filled cotton swab technology products. This approval allows the company to initiate marketing for both Snap-Stiks products throughout Canada.

(f)

On May 7, 2004, the company announced an increase in its operating line of credit from the Royal Bank of Canada from $1,000,000 to $1,250,000.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

17.  Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period.  Management believes that the company will be successful in defending this claim and the company’s legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at February 29, 2004.

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”).  The differences between the Canadian and U.S. bases that affect these financial statements are as follows:

(1)

Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to a reverse-takeover are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary’s cash balance.

(3)

Under Canadian GAAP, the 1,750,000 shares issued as finders’ fees to the husband of the company’s president (Note 3) have been accounted for as a non-cash cost of the acquisition.  Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value.  As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary’s cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing differences is set out below:

Balance sheet		2004	2003

Assets under Canadian GAAP		$1,853,166	$1,416,698

(1) Product development costs expensed under U.S. GAAP		(13,102)	(13,102)

Assets under U.S. GAAP		$1,840,064	$1,403,596

Shareholders’ equity under Canadian GAAP		$265,304	$9,579

(1) Product development costs expensed under U.S. GAAP		(13,102)	(13,102)
(2) Adjustment to capital stock for acquisition costs In excess of company acquired
		-	-
(2) Acquisition costs in excess of cost of company Acquired expensed
		-	-
(3) Adjustment to capital stock for fair value of finders’ fee shares issued		175,000	175,000
(3) Fair value of finder’s fee shares expensed		(175,000)	(175,000)

Shareholders’ (deficiency) equity under U.S. GAAP		$252,202	$(3,523)

Statements of operations	2004	2003	2002

Net earnings (loss) under Canadian GAAP	$255,725	$(237,433)	$(155,714)

(1) Product development costs expensed under U.S. GAAP	-	-	(3,183)
(2) Acquisition costs in excess of cash of company
Acquired expensed	-	-	(59,863)
(3) Fair value of finders’ fee expensed	-	(175,000)	-

Net (loss) earnings under U.S. GAAP	$255,725	$(412,433)	$(218,760)

Weighted average common shares outstanding	46,398,891	45,645,101	30,000,000

Earnings (loss) per share, basic and fully diluted	$0.01	$(0.01)	$(0.01)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Statements of cash flows		2004	2003	2002

Operating under Canadian GAAP		$(379,836)	$(365,105)	(526,087)

(1) Product development costs expensed under U.S. GAAP		-	-	(3,183)

Operating under U.S. GAAP		$(379,836)	$(365,105)	(529,270)

Financing under Canadian and U.S. GAAP		$425,680	$438,774	588,278

Investing under Canadian GAAP		$(45,844)	$(73,825)	(64,152)

(1) Product development costs expensed under U.S. GAAP		-	-	3,183

Investing under U.S. GAAP		$(45,844)	$(73,825)	(60,969)

Non-cash investing and financing transactions not included in cash flows
Compensation expense related to warrants under U.S. GAAP	$	Nil	$175,000	Nil

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Account for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management’s preliminary assessment of this statement is that it will not have a material impact on the company’s financial position or results of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Recent accounting pronouncements (Continued)

In November 2002, the Financial Accounting Standards Board reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In November 2002, the Financial Accounting Standards Board reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148).  The statement amends SFAS 123 "Accounting for Stock-Based Compensation:" (FAS  123) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Recent accounting pronouncements (Continued)

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The provisions of SFAS 149 are required to be applied prospectively. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".  SFAS 150 requires that three classes of freestanding financial instruments that embody obligations for entities be classified as liabilities. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.